Exhibit 12.1

Oceaneering International, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized	$1,746	$2,194	$4,218	$1,096	$6,321	$7,826
Amortized premiums, discounts and capital expenses related to indebtedness	196	261	261	—	126	154
Estimate of interest within rental expense	62,224	63,735	35,510	24,451	23,151	24,653
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

	$64,166	$66,190	$39,989	$25,547	$29,598	$32,633

Earnings:
Added Items:
Pretax income from continuing operations before minority interests and income (loss) from equity investees	$474,340	$542,203	$420,249	$334,084	$303,144	$286,533
Fixed charges	64,166	66,190	39,989	25,547	29,598	32,633
Amortization of capitalized interest	179	438	637	633	621	638
Distributed income of equity investees	3,515	5,290	8,661	6,063	7,647	8,492
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Total added items	542,200	614,121	469,536	366,327	341,010	328,296

Subtracted Items:
Interest capitalized	260	—	—	—	311	45
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total subtracted items	260	—	—	—	311	45

Earnings as defined	$541,940	$614,121	$469,536	$366,327	$340,699	$328,251

Ratio of earnings to fixed charges	8.45x	9.28x	11.74x	14.34x	11.51x	10.06x